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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                 -------------------

                                    SCHEDULE 14D-1
                  TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                        AND
                                    SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 2)

                                 -------------------

                          ABT BUILDING PRODUCTS CORPORATION
                              (Name of Subject Company)

                                 -------------------

                              STRIPER ACQUISITION, INC.
                            LOUISIANA-PACIFIC CORPORATION
                                      (Bidders)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                 000782102
    (Title of Class of Securities)         (CUSIP Number of Class of Securities)

                                 -------------------

                              GARY C. WILKERSON, ESQ.
                         VICE PRESIDENT AND GENERAL COUNSEL
                           LOUISIANA-PACIFIC CORPORATION
                               111 S.W. FIFTH AVENUE
                               PORTLAND, OREGON 97204
                                   (503) 221-0800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of the Persons Filing Statement)


                                 -------------------

                                      COPIES TO:

                              ROBERT A. PROFUSEK, ESQ.
                                MARK E. BETZEN, ESQ.
                             JONES, DAY, REAVIS & POGUE
                                599 LEXINGTON AVENUE
                             NEW YORK, NEW YORK  10022
                                   (212) 326-3939

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     This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule 14D-1 and Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on January 25, 1999, as amended on February 8, 1999, by Louisiana-Pacific Corporation, a Delaware corporation ("Parent"), and Striper Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ABT Building Products Corporation, a Delaware corporation (the "Company"), at a purchase price of $15.00 per Share, net to the seller in cash.

     Except as otherwise indicated herein, the information set forth in the Statement remains unchanged, and each capitalized term used herein and not defined herein has the meaning ascribed to such term in the Statement.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

     For purposes of clarification, Exhibit (a)(1) to the Schedule 14D-1, "Offer to Purchase, dated January 25, 1999" is hereby amended as follows:

- By restating the fourth paragraph of Section 1 ("Terms of the Offer") thereof to read as follows:

          Subject to applicable law and the terms of the Merger Agreement, Purchaser expressly reserves the right to extend the period of time during which the Offer is open by giving oral followed by written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. Purchaser also expressly reserves the right, subject to applicable law (including applicable rules of the Commission) and to the terms of the Merger Agreement, at any time or from time to time
     (i) to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14, by giving oral followed by written notice of such termination to the Depositary, and (ii) to waive any conditions or otherwise amend the Offer in any respect, by giving oral followed by written notice to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise may be required by law.

- By restating the first paragraph of Section 2 ("Acceptance for Payment and Payment for Shares") thereof to read as follows:

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for Shares that are validly tendered and not properly withdrawn prior to the Expiration Date, as soon as practicable after the Expiration Date. Subject to the applicable rules of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law, government regulation or condition contained therein. See Sections 1 and 14.

- By restating the introductory language in the first paragraph of Section 14 ("Certain Conditions of the Offer") thereof to read as follows:

          Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1 (c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restrictions referred to above, payment for any Shares tendered, and, subject to the terms of the Merger Agreement, may amend or terminate the Offer (whether or not any

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     Shares have theretofore been purchased or paid for pursuant to the Offer)
     if (i) there shall not have been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares (together with any Shares then owned by Parent or any of its subsidiaries) which constitutes a majority of the Shares outstanding on a fully diluted basis on the date of purchase ("on a fully diluted basis" having the following meaning, as of any date: the number of Shares outstanding (excluding Shares held as treasury stock by Company or any of its subsidiaries), together with the number of Shares Company is then required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans or otherwise other than unvested Options), (ii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) if at any time on or after the date of the Merger Agreement and prior to or at the Expiration Date, any of the following events shall have occurred and remain in effect:



















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                                      SIGNATURE


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  February 11, 1999

                                   STRIPER ACQUISITION, INC.


                                   By: /s/ Mark A. Suwyn
                                      --------------------------------
                                      Name:  Mark A. Suwyn
                                      Title: President


                                   LOUISIANA-PACIFIC CORPORATION



                                   By: /s/ Gary C. Wilkerson
                                      --------------------------------
                                      Name:  Gary C. Wilkerson
                                      Title: Vice President and General Counsel




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